April 29, 2005


Mail Stop 0409

VIA U.S. MAIL AND FAX (602) 678-0281

Mr. Anthony B. Waters
Chief Financial Officer
InnSuites Hospitality Trust
InnSuites Hotels Centre
1615 E. Northern Avenue, Suite 102
Phoenix, AZ  85020

Re:	InnSuites Hospitality Trust
Item 4.02 Form 8-K
Filed January 7, 2005
File No. 001-07062

Dear Mr. Waters:

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comment(s).

1. We note that you intended to file restated financial statements on or about January 26, 2005. However you have not filed restated financial statements for the year ended January 31, 2004. Please tell us when you intend to file restated financial statements. We may have further comment after you file the restated financial statements.


*  *  *  *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Josh Forgione, at (202) 824-5464, or me, at
(202) 824-5222, if you have questions. Please respond to the comments included in this letter within five business days or tell us when you will provide us with a response. Please file your response on EDGAR.

							Sincerely,



Steven Jacobs
      Accounting Branch Chief

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InnSuites Hospitality Trust
April 29, 2005
Page 1